Exhibit 1.5

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Investor Relations	Media Relations
Monish Bahl CDC Corporation (678) 259-8510 monishbahl@cdcsoftware.com	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

Softrax Dramatically Increases Marketing Campaign Reponses and Revenue with CDC Software’s Pivotal MarketFirst

Pivotal MarketFirst helps leading provider of enterprise billing and revenue management solutions increase marketing campaign responses by 4,400 percent

ATLANTA – Nov. 28, 2006 CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications, announced today that Softrax Corporation, a leading provider of enterprise billing and revenue management solutions, has increased its marketing-campaign responses by 4,400 percent in the last five years since implementing Pivotal MarketFirst.

Based in Canton, Mass., Softrax provides software to automate the entire revenue cycle, from complex billing and contract renewals, through revenue recognition, reporting, and forecasting. The company’s clients include businesses that sell software, hardware, business process out-sourcing, e-commerce, information services, research, complex equipment, and other business services.

Despite the company’s growth, Softrax was not using electronic marketing channels and few leads were being generated for the sales force. With a small prospect database and limited means to generate new leads for its sales force, Softrax still wanted to reach a large audience and market effectively within its budget constraints. -

Since implementing the Pivotal MarketFirst solution five years ago, the difference in lead generation has been “night and day,” according to Gottfried Sehringer, vice president of marketing for Softrax. In just the first year of using Pivotal MarketFirst, marketing campaign responses increased 1,000 percent with similar high increases in each subsequent year since the implementation. Pivotal MarketFirst also has dramatically increased the number of marketing campaigns and reduced the cost per response for Softrax without any significant changes to their overhead.

“We could not generate this level of responses and the cost per response would be dramatically different without Pivotal MarketFirst,” noted Sehringer. “We also would not run as many programs, nor have as many qualified leads or deals. Without MarketFirst, we would either generate less revenue or require a bigger marketing budget to achieve the same results.”

“The outstanding metrics achieved by Softrax is testament to the personalization and lead management capabilities of Pivotal MarketFirst,” said Bruce Cameron, vice president of Pivotal CRM. “We are very excited how Pivotal CRM has helped position Softrax for aggressive market growth in the coming years.”

Pivotal MarketFirst is a marketing automation and lead management solution that enables marketers to conduct even the most complex, multi-channel marketing campaigns. Using MarketFirst, marketing professionals can profile customers and prospects, target each with a highly personalized and relevant message, deliver the message at the right time via the right channel, and ensure consistent and effective follow-up. Pivotal MarketFirst can help marketers achieve higher response rates and better lead quality with precisely targeted campaigns based on data captured at every point of interaction. It can also help increase lead quality and retention rates with fewer resources, improving return-on-investment (ROI).

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About Pivotal CRM

Pivotal CRM helps organizations create superior customer experiences and offers rich functionality, a highly flexible application platform, a full customer relationship management application suite, and best-in-class customization abilities, all with a low total cost of ownership The Pivotal CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, partner management and marketing automation.

Designed to produce meaningful increases in revenues, margins, and customer loyalty, Pivotal CRM is used by more than 2,000 companies around the world. For more information about Pivotal CRM and Pivotal MarketFirst, please visit www.pivotal.com

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal CRM to address the needs of certain customers such as the ability to dramatically increased the number of marketing campaigns and reduced the cost per response These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of that particular ndustry; the continued ability of Pivotal CRM solutions to address industry-specific requirements of companies in that industry; demand for and market acceptance of new and existing CRM Solutoins; development of new functionalities which would allow certain companies to compete more effectively and changes in the type of information required to compete in that industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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